News Release	TSX, NYSE-AMEX: NG

Donlin Gold Board Approves Updated Feasibility Study;
Permitting to Commence

  Major Milestones Achieved towards Advancing Donlin Gold Up the Value Chain

July 11, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-MKT: NG) (“NovaGold” or “the Company”) is pleased to announce that the Donlin Gold LLC Board of Directors (“Donlin Gold Board”), which is comprised of equal representation from NovaGold Resources Alaska Inc. and Barrick Gold U.S. Inc. (“Barrick”), has approved the Updated Donlin Gold Feasibility Study, which forms the basis of the Technical Report filed by the Company earlier this year. The Donlin Gold Board has also given authorization to file permit applications, which is expected to be underway shortly. When the permitting process nears completion, the owners of Donlin Gold will be in an optimal position to make further decisions on the Project. The Donlin Gold Project (“Donlin Gold” or the “Project”), located in Alaska, is owned equally by a wholly-owned subsidiary of NovaGold and a wholly-owned subsidiary of Barrick Gold Corporation.

Donlin Gold, with a Measured and Indicated Resource of approximately 39 million ounces of gold (541 million tonnes at an average grade of approximately 2.2 grams per tonne of gold), is one of the largest undeveloped open-pit gold known deposits in the world. When in production, it is expected, as stated in the Updated Feasibility Study, to produce approximately 1,500,000 ounces of gold per year in the first five full years of production and average more than 1,000,000 ounces of gold per year over a 27 year mine life. Donlin Gold is one of only seven of the world’s gold mines producing or which have the potential to produce in excess of a million gold ounces per year and it is located in North America, one of the safest jurisdictions.

“The owners of Donlin Gold continue to execute on the strategy of advancing the Project up the value chain,” said Greg Lang, NovaGold’s President and Chief Executive Officer. “After years of in-depth technical analysis, the commencement of permitting at Donlin Gold is a key milestone to bring this important project closer to reality. Donlin Gold is well-positioned to evolve into a model next-generation gold mine which will deliver significant benefits to stakeholders, including the State of Alaska and our Alaska Native Corporation partners. In an era increasingly defined by asset scarcity and resource nationalism, this exceptionally large, long life and geo-politically safe gold deposit provides its stakeholders with a unique opportunity for substantial wealth generation which will be accomplished in a socially and environmentally responsible fashion. The Project team has a strong relationship with Calista Corporation and The Kuskokwim Corporation, the owners of the mineral and the surface rights to Donlin Gold. This relationship is based on the strong respect for traditional values of the local communities and the need for responsible development of its significant resource endowment.”

Alaska is the second largest gold producing State in the United States. A project of this scale has a structured environmental evaluation process through the National Environmental Policy Act (“NEPA”) which will require the preparation of an Environmental Impact Statement (“EIS”). Submission of permit applications will trigger the start of the NEPA process. During this period, which NovaGold and its largest shareholders believe will be a bullish gold price environment, Donlin Gold will be working to accentuate Project returns by looking at various avenues to reduce capital costs and further de-risk the Project. As the anticipated operating margins of the Project are already robust, the emphasis on reducing up-front capital costs could potentially have a significant impact on Project returns. NovaGold has a strong balance sheet to support its share of activities through permitting and a production decision.

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes) at an average grade of approximately 2.2 grams per tonne, Donlin Gold is regarded to be one of the largest, and most prospective gold known deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting will be underway shortly for the Donlin Gold project. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.